September 13, 2023

Daniel Greenspan
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Capital Appreciation Fund, Inc. (“Registrant”)
on behalf of the following series and classes:

T. Rowe Price Capital Appreciation and Income Fund (the “Fund”)

Investor Class

I Class (each, a “Class” and together, the “Classes”)

File Nos.: 033-05646/811-4519

Dear Mr. Greenspan:

The following is in response to your comments provided on September 6, 2023, regarding the Registrant’s registration statement filed on Form N-1A on July 17, 2023 (the “Registration Statement”). Your comments and our responses are set forth below.

Comment: The fee table indicates that the I Class’ total expense ratio is expected to be 0.50% but footnote d indicates that the I Class’ operating expense ratio is contractually limited to 0.05%. Please explain the discrepancy.

Response: Footnote d states the following: “T. Rowe Price has contractually agreed (through April 30, 2025) to pay the operating expenses of the fund’s I Class excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (I Class Operating Expenses), to the extent the I Class Operating Expenses exceed 0.05% of the class’ average daily net assets.” (Emphasis added). The I Class’ gross operating expenses are estimated to be 1.23% of I Class’ average daily net assets, but as noted in footnote d, I Class Operating Expenses exceeding 0.05% will be paid by T. Rowe Price. Combining the I Class’ net operating expenses of 0.05% with the Fund’s management fee of 0.45% results in the I Class’ net total expense ratio of 0.50%.

Comment: Under principal risks, the disclosure on bank loans indicates that “[t]ransactions involving bank loans may have significantly longer settlement periods than more traditional investments (settlement can take longer than 7 days)…” Do you expect a significant portion of the fund’s assets to be invested in bank loans with settlement periods longer than 3 days? If a significant portion of the fund’s assets are expected to be tied up in bank loans that will not settle in 3 days or less, please address how the fund will meet its short-term liquidity needs.

Response: Even though there is no stated limit on bank loans in the prospectus (other than the broad limit on fixed income investments), bank loans are expected to typically comprise less than 30% of the fund’s assets. We note that not all bank loans take 7 days or longer to settle. The loan market is complex with unique trading and settlement nuances and we consider these factors when constructing the fund’s portfolio and managing liquidity risk. We have found settlement times for certain bank loan sells can be shortened on an ad hoc basis, particularly in times of stress and/or increased redemptions.

The majority of the fund’s assets (typically greater than 70%) are expected to be in cash and other highly liquid assets, such as equities, corporate debt, and U.S. government bonds. Each of these instruments generally settle on a T+2 basis (which will be shortened to T+1 once the industry fully implements the SEC’s new rule on Shortening the Securities Transaction Settlement Cycle). As a result, we expect that most of the fund’s assets can be settled quickly (3 days or less), which will provide the fund with ample flexibility to meet its short-term liquidity needs and satisfy redemption requests.

As stated in the prospectus:

We expect that the fund will hold cash or cash equivalents to meet redemption requests. The fund may also use the proceeds from the sale of portfolio securities to meet redemption requests if consistent with the management of the fund. These redemption methods will be used regularly and may also be used in deteriorating or stressed market conditions. The fund reserves the right to pay redemption proceeds with securities from the fund’s portfolio rather than in cash (redemptions in-kind), as described under “Large Redemptions.” Redemptions in-kind are typically used to meet redemption requests that represent a large percentage of the fund’s net assets in order to minimize the effect of large redemptions on the fund and its remaining shareholders. In general, any redemptions in-kind will represent a pro-rata distribution of the fund’s securities, subject to certain limited exceptions. Redemptions in-kind may be used regularly in circumstances as described above (generally if the shareholder is able to accept securities in-kind) and may also be used in stressed market conditions.

The fund, along with other T. Rowe Price Funds, is a party to an interfund lending exemptive order received from the SEC that permits the T. Rowe Price Funds to borrow money from and/or lend money to other T. Rowe Price Funds to help the funds meet short-term redemptions and liquidity needs.

During periods of deteriorating or stressed market conditions, when an increased portion of the fund’s portfolio may be composed of holdings with reduced liquidity or lengthy settlement periods, or during extraordinary or emergency circumstances, the fund may be more likely to pay redemption proceeds with cash obtained through interfund lending or short-term borrowing arrangements (if available) or by redeeming a large redemption request in-kind.

T. Rowe Price has been managing open-end funds that invest in bank loans for more than a decade. These funds have successfully met redemption requests throughout numerous periods of market volatility, including during March 2020, as well as in prior periods of market stress, such as during 2011 and December 2018.

Lastly, we note that in accordance with Rule 22e-4, the Fund is prohibited from acquiring any illiquid investment if, immediately after the acquisition, the fund would have invested more than 15% of its net assets in illiquid investments. If the SEC adopts any changes to Rule 22e-4 or other rules governing mutual funds’ liquidity in the future, the fund will comply with the new requirements.

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If you have any questions or further comments, please do not hesitate to email me at vicki.booth@troweprice.com.

/s/ Vicki Booth
Vicki Booth
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.